NSAR Item 77E:  Legal Proceedings


GMO Alpha LIBOR Fund

On May 23,  2003,  a group of 184  plaintiffs  - including  GMO Alpha LIBOR Fund
(ALF) - filed a lawsuit in the Arizona Superior Court against Bank One, J.P. Morgan Chase, Credit Suisse First Boston, Delloite and Touche Purcell & Scott Co. and others seeking compensation for more than $1.3 billion in losses stemming from the collapse of U.S.- based healthcare financier National Century Financial Enterprises Inc. National Century, the sponsor of a $3.3 billion healthcare asset-backed receivables program in which ALF had significant investments, allegedly violated the terms of the bonds' indentures and fraudulently misrepresented its financial condition. The lawsuit was approved by the fund's Board of Trustees.